Exhibit 21.1

EASTERN GAS TRANSMISSION AND STORAGE, INC.

SUBSIDIARIES OF REGISTRANT

Name	Jurisdiction of Incorporation	Name Under Which Business is Conducted
Eastern Brine, LLC	Delaware	Eastern Brine, LLC
Tioga Properties, LLC	Delaware	Tioga Properties, LLC
Farmington Properties, Inc.	Pennsylvania	Farmington Properties, Inc.
NE Hub Partners, L.L.C.	Delaware	NE Hub Partners, L.L.C.
NE Hub Partners, L.P.	Delaware	NE Hub Partners, L.P.